UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Schedule 14 F -1

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

Yasheng Eco-Trade Corporation
(Exact name of registrant as specified in its corporate charter)

Commission File No.:  000-53704

Delaware (State or other jurisdiction of incorporation or organization )	13-3696015 (I.R.S. Employer Identification No.)

1061 ½ N Spaulding
Los Angeles, CA 90046
 (Address of principal executive offices )

(323) 822-1750
 (Registrant’s telephone number, including area code)

 (Former name or former address, if changed since last report)

Approximate Date of Mailing: June 1, 2010

YASHENG ECO-TRADE CORPORATION
1061 ½ N Spaulding
Los Angeles, CA 90046

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF YASHENG ECO-TRADE CORPORATION

Schedule 14f-1

You are urged to read this Information Statement carefully and in its entirety. However, you are not required to take any action in connection with this Information Statement.  References throughout this Information Statement to “Company,” “Yasheng”, Corporation”, “we,” “us.”, and “our” are to Yasheng Eco-Trade Corporation, a Delaware corporation.

INTRODUCTION

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act ”) and Rule 14f-1 promulgated thereunder, in connection with proposed changes in a majority of the membership of our board of directors (the “ Board ”) as a result of the Settlement Agreement as described below.  The date of this Information Statement is June 1, 2010.

This Information Statement was filed with the Securities and Exchange Commission (the “SEC”) on June 1, 2010 and is being mailed to our stockholders of record as of May 27, 2010. The mailing date of this Information Statement will be on or about June 1, 2010. On the tenth (10th) day after this Information Statement has been distributed to the stockholders, the director designees named herein will be appointed to the Board (the “Effective Date”).

Pursuant to the Settlement Agreement (as disclosed on the Company latest form 10-K) entered between the Company and Trafalgar Capital Specialized Investment Fund S.I.F and Trafalgar Capital SARL (collectively, “Trafalgar”) pursuant to which the Company is obligated to exchange the outstanding Convertible Note owed to Trafalgar into $3,000,000 face value of Series E Convertible Preferred Shares and all of our directors are required to resign as members of our board, with such resignation to be effective on the Effective Date.  In connection therewith, our Board nominated Andre Lauzier, Jeffrey Sternberg, William Lieberman and Gerry Weinstein to become Board members as of the Effective Date and our existing board members, Yossi Attia, Gerald Schaffer and Stewart Reich have resigned as of the Effective Date.

No action is required by our stockholders in connection with this Information Statement.  However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, requires the mailing to our stockholders of the information set forth in this Information Statement at least ten (10) days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders).

THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(F) OF THE SECURITIES EXCHANGE ACT AND RULE 14F-1 PROMULGATED THEREUNDER IN CONNECTION WITH THE APPOINTMENT OF OUR DIRECTOR DESIGNEE TO THE BOARD. NO ACTION IS REQUIRED BY OUR STOCKHOLDERS IN CONNECTION WITH THE RESIGNATION AND APPOINTMENT OF ANY DIRECTOR.

SETTLEMENT AGREEMENT BETWEEN THE COMPANY AND TRAFALGAR

The Company entered into a Securities Purchase Agreement (the “Agreement”) with on September 25, 2008 for the sale of up to $2,750,000 in convertible notes (the “Notes”).  Pursuant to the terms of the Agreement, the Company and Trafalgar closed on the sale and purchase of $1,600,000 in Note on September 25, 2008 and on a second financing for $400,000 in Note on October 28, 2008, with escrow instruction to be closed on October 1, 2008, and October 30 respectively.  The Notes bear interest at 8.5% with such interest payable on a monthly basis with the first two payments due at closing. The Notes are due in full in September 2010. In the event of default, the Buyer may elect to convert the interest payable in cash or in shares of common stock at a conversion price using the closing bid price of when the interest is due or paid. The Notes are convertible into our common stock, at the Buyer’s option, at a conversion price equal to 85% of the volume weighted average price for the ten days immediately preceding the conversion but in no event below a price of $2.00 per share. If on the conversion or redemption of the Notes, the Euro to US dollar spot exchange rate (the “Exchange Rate”) is higher that the Exchange Rate on the closing date, then the number of shares shall be increased by the same percentage determined by dividing the Exchange Rate on the date of conversion or redemption by the Exchange Rate on the closing date. We are required to redeem the Notes starting on the fourth month in equal installments of $56,000 with a final payment of $480,000 with respect to the initial funding of $1,600,000. We are also required to pay a redemption premium of 7% on the first redemption payment, which will increase 1% per month. We may prepay the Notes in advance, which such prepayment will include a redemption premium of 15%. In the event we close on a funding in excess of $4,000,000, the Buyer, in its sole election, may require that we redeem the Notes in full. On any principal or interest repayment date, in the event that the Euro to US dollar spot exchange rate is lower than the Euro to US dollar spot exchange rate at closing, then we will be required to pay additional funds to compensate for such adjustment.

On April 14, 2009, the Company filed a complaint in Superior Court of California, County of Los Angeles (Case No. BC 411768) against Trafalgar and its affiliates (which was served on June 5, 2009 via registered mail and on September 10, 2009 in personal service), alleging breach of contract and fraud and alleged damages in the amount of $30,000,000.  On or about August 2008, Trafalgar obtained a default judgment against the Company in a lawsuit brought by Trafalgar (but never served on the Company) in Florida (Case No. 09-60980) for $2,434,196.06. The Company appealed the Florida judgment, based on non-service and its appeal was granted on April 9, 2010 resulting in the judgment being vacated.

Pursuant to the Settlement Agreement entered between the Company and Trafalgar, the Company is required to exchange the outstanding Convertible Note owed to Trafalgar into $3,000,000 face value of Series E Convertible Preferred Shares (the “Series E Shares”) and all of our directors resigned as members of our board, with such resignation to be effective on the Effective Date.  The Series E Shares mature in 30 months, accrue dividends at 7%, may be redeemed by the Company at anytime and are convertible into 600 million shares of common stock of the Company by Trafalgar.  Under the terms of the settlement, Trafalgar and its nominated directors, agreed to continue and pursue the core business of the Company – the development of an Asian Pacific Cooperation Zone in Southern California to enhance and enable increased trade between the United States and China.

General Business Summary of Yasheng

Our business plan since 1993 has been identifying, developing and operating companies within emerging industries for the purpose of consolidation and sale if favorable market conditions exist. Although the Company primarily focuses on the operation and development of its core businesses, the Company pursues consolidations and sale opportunities in a variety of different industries, as such opportunities may present themselves, in order to develop its core businesses as well as outside of its core business.  The Company may invest in other unidentified industries that the Company deems profitable. If the opportunity presents itself, the Company will consider implementing its consolidation strategy with its subsidiaries and any other business that it enters into a transaction.  In January 2009, the Company commenced the business of development of a logistics center.

Our mission is to develop an Asian Pacific Cooperation Zone in Southern California to enhance and enable increased trade between the United States and China.  The facility will provide a “Gateway to China” through a centralized location for the marketing, sales, customer service, product completion for “Made in the USA” products and distribution of goods imported from China. It will also promote Joint Ventures and exporting opportunities for US companies. The importing or sourcing materials from China has been the solution for creating significant margins for goods sold in the United States.  While many large multi-national companies have been able to navigate and capitalize on the opportunities the Chinese industrial complex has created, most US companies simply do not have the resources to manage the complexities of working with companies in China.  Some of the complexities for US companies importing from China include selecting the right manufacturer or vendor for your company, addressing transportation, tax and customs issues and quality control and delivery issues.

Due to the complexities and uncertainties US companies have found trying to import goods and services from China, our goal is to establish a centralized US based trade center. The goal is to create a “Gateway to China” with warehouse and office space. The warehouse will be centrally located in Southern California with easy access to the ports of Long Beach and Los Angeles, and railways. The warehouse will have the ability to handle both 20 and 40 foot containers including wet, dry and cold storage. The office space will be designed to provide US headquarters for the Chinese companies involved. One of the keys to success for the Asian Pacific Cooperation Zone is the ability to leverage a common infrastructure of technology, administration and transportation to sell goods and services in the United States. We anticipate the Cooperative zone will be utilized for distribution, sales, marketing, warehousing, administration, customer service, showroom display, pick and pack services as well as other value added services that prepares products for delivery to customers.

The business model is to facilitate the importing and exporting of goods and services. Revenue will be generated through a number of offerings including the lease of office space, storage space, distribution services, and administration services along with other value added services.

Our successful development of the logistics center includes many risks including raising adequate funds to pay for the lease of the facility and development of the facility of which there is no guarantee that such funds will be available, the general state of the economy in both the United States and China and concerns over whether the recession will continue or even possibly deepen.

Yasheng Group

Logistics Center and Potential Acquisition

During 2009, the Company entered into series of agreements with Yasheng Group, Inc., a California corporation.  Yasheng Group is an agriculture conglomerate which has subsidiaries located in the Peoples Republic of China who are engaged in the production and distribution of agricultural, chemical and biotechnological products to the United States, Canada, Australia, Pakistan and various European Union countries as well as in China.  Pursuant to these series of agreements Yasheng Group agreed to transfer certain assets and know-how for the development of a logistics center and eco-trade cooperation zone (the “Project”) as well as sale to the company control over Yasheng Group.

As part of the Company due diligence and closing procedure, the Company requested that Yasheng-BVI (allegedly Yasheng Group’s parent company) provide a current legal opinion from a reputable Chinese law firm attesting to the fact that no further regulatory approval from the Chinese government is required as well as other closing conditions to close the transaction.    On November 3, 2009, the Company sent Yasheng Group and Yasheng-BVI a formal letter demanding various closing items.  Yasheng Group and Yasheng-BVI did not deliver the requested items and, on November 9, 2009 Yasheng Group and Yasheng-BVI sent a termination notice to the Company advising that the definitive Agreement has been terminated. The Company is presently evaluating its options in moving forward with respect to Group based on various letters of intent and agreements with Group regarding various matters and is presently determining whether it should cease all activities with Group.

As Yasheng Group failed to enter into a definitive agreement with the Company, we may lose a significant source of our potential clients for the logistics center.  As such, we would be required to develop additional sources of clients and develop a significant sales force to achieve favorable results.

Real Estate Development and Financial Services Industries

Until December 31, 2007, the Company’s primary focus was on the business of real estate development and financial services industries through its wholly-owned subsidiaries in the United States and Europe.  In 2008, the Company took the decision to discontinue its real estate operations. During 2008, the Company sold all its real estate properties

Mineral Resources Industry

In 2008, the Company’s primary focus shifted from real estate development and financial services industries to the mineral resources industry, specifically within the gas and oil sub-industry. On May 1, 2008, the Company entered into an Agreement and Plan of Exchange (the “DCG Agreement”) with Davy Crockett Gas Company, LLC (“DCG”) and its members (“DCG Members”). Pursuant to the DCG Agreement, the Company acquired and the DCG Members sold, 100% of the outstanding membership in DCG in exchange for 50,000,000 shares of preferred stock of the Company. The sales price was $50 million, as calculated by the 50 million shares at an agreed price of $1.00.  On June 30, 2008, the Company formed Vortex Ocean One LLC (“Vortex One”) with third party -, an individual ("TI"). In addition, we assigned the four leases in Crockett County, Texas to Vortex One.  As a condition precedent to TI contributing the required funding, Vortex One pledged all of its assets to TI including the leases.   On October 29, 2008, the Company entered into a settlement arrangement with TI, whereby the Company agreed to transfer the 5,250 common shares previously owned by Vortex One to TI. On November 2009 the Company and TI agreed to dissolve all their joint venture and or partnership agreement, and TI waved any equity interest per conversion of his equity position into a debt holder.

Further, in February 28, 2009, TI, as the secured lender to Vortex One, directed Vortex One to sell the term assignments with 80% of the proceeds being delivered to TI, as secured lender, and 20% of the proceeds being delivered to the Company – as per the original agreement.  The transaction closed on February 28, 2009 in consideration of a cash payment in the amount of $225,000, a 12 month promissory note in the amount of $600,000 and a 60 month promissory note in the amount of $1,500,000 (the “Notes”).  TI paid $25,000 fee, and from the net consideration of $200,000 TI paid the Company its 20% portion of $40,000 on March 3, 2009. No relationship exists between TI, the assignee of the leases and the Company and/or its affiliates, directors, officers or any associate of an officer or director. As TI agreed with the Company to wave any equity interest, the Company is the beneficiary owner of the Notes.

Due to economic and business issues in the development of the oil and gas project in Crockett County, Texas, the board obtained additional  reserve report for the Company’s interest in DCG and Vortex One, which report indicated that the DCG properties as being negative in value. As a result of such report, the world and US recessions and the depressed oil and gas prices, the board of directors elected to dispose of the DCG property and/or desert the project in its entirety. The Buyer of the term assignments is not performing under the Notes, and in essence is in default. As the Notes are secured with encumbrances on the wells, the Company did not make a reserve for doubtful debt. The Company is presently evaluating its options in moving forward with respect to potentially foreclose on the Notes, or negotiate terms with the Buyer, or revive its operation in the Mineral industry.

VOTING SECURITIES

Our authorized capital stock consists of 400,000,000 shares of common stock, par value $0.001 per share and 10,000,000 shares of preferred stock, par value $0.001 per share.  As of the date hereof, we have 179,709,795 shares of common stock issued and outstanding held by approximately 119 stockholders as of March 5, 2010 and 210,087 shares of Series C Preferred stock issued and outstanding.  Holders of the Company’s common stock are entitled to one vote for each share on all matters submitted to a stockholder vote.  Holders of common stock do not have cumulative voting rights.  Therefore, holders of a majority of the shares of common stock voting for the election of directors can elect all of the directors.  Holders of the Company’s common stock representing a majority of the voting power of the Company’s capital stock issued, outstanding and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of stockholders.  A vote by the holders of a majority of the Company’s outstanding shares is required to effectuate certain fundamental corporate changes such as liquidation, merger or an amendment to the Company’s articles of incorporation. Our board of directors will have the right to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock, without shareholder approval.

 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information relating to the ownership of our voting securities by (i) each person known by us be the beneficial owner of more than five percent of the outstanding shares of our common stock, (ii) each of our directors, (iii) each of our named executive officers, and (iv) all of our executive officers and directors as a group. Unless otherwise indicated, the information relates to these persons, beneficial ownership as of May 27, 2010. Except as may be indicated in the footnotes to the table and subject to applicable community property laws, each person has the sole voting and investment power with respect to the shares owned.

Title of Class	Name of Beneficial Owner (1)	Amount of Class Beneficially Owned	Percentage of Class
Common	Yossi Attia (2)(3)(4)	1,000	*

Common	Stewart Reich (3) (4)	1,000	*
Common	Gerald Schaeffer	0	*
Common	Alison M. Moses	0	*
Common	Yasheng Group (5)	50,000,000	6.41%
Preferred(6)	Trafalgar Capital Specialized Investment Fund S.I.F	600,000,000	74.28%
	All executive officers and directors as a group (consisting of 4 individuals)	2,000	*

*    less than 1.00%

(1) Unless otherwise indicated, each person has sole investment and voting power with respect to the shares indicated. For purposes of this table, a person or group of persons is deemed to have “beneficial ownership” of any shares which such person has the right to acquire within 60 days after May 27, 2010. For purposes of computing the percentage of outstanding shares held by each person or group of persons named above on May 27, 2010, any security which such person or group of persons has the right to acquire within 60 days after such date is deemed to be outstanding for the purpose of computing the percentage ownership for such person or persons, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

(2) An officer of the Company.

(3) A director of the Company.

(4) Includes an option to purchase 1,000 shares of common stock at an exercise price of $3.40 per share.

(5) Yasheng Group is a publicly traded company listed on the pink sheets.  As a result, its board of directors of Yasheng has voting and dispositive control over the securities held by it.  On April 5, 2010 the Company issued a formal request to Yasheng demanding that they surrender of the 50,000,000 shares that were issued to them, as well as reimburse the Company for its expenses associated with the transaction in the amount of $348,240.

(6) Represents Series E Preferred Shares convertible into 600,000,000 shares of common stock.

The foregoing table is based upon  779,709,795 (179,709,795 shares of common stock outstanding as of May 27, 2010 plus the 600,000,000 shares of common stock issuable upon conversion of the Series E Preferred Shares held by  Convertible Trafalgar shares of 600,000,000).

CHANGE OF CONTROL

Pursuant to the Settlement Agreement entered between the Company and Trafalgar, the Company is required to exchange the outstanding Convertible Note owed to Trafalgar into $3,000,000 face value of Series E Convertible Preferred Shares (the “Series E Shares”), which resulted in a change in control.  Further, all of our directors resigned as members of our board, with such resignation to be effective on the Effective Date.  The Series E Shares mature in 30 months, accrue dividends at 7%, may be redeemed by the Company at anytime and are convertible into 600 million shares of common stock of the Company by Trafalgar.  Under the terms of the settlement, Trafalgar agreed to continue and pursue the core business of the Company – the development of an Asian Pacific Cooperation Zone in Southern California to enhance and enable increased trade between the United States and China.

CHANGES TO THE BOARD OF DIRECTORS

On May 27, 2010, Messrs Yossi Attia, Stewart Reich and Gerald Schaffer tendered their resignations as directors to be effective on the tenth day following the filing of this Information Statement with the SEC and the mailing of this Information Statement to our stockholders (the “Effective Date”).   Additionally, our Board nominated Andre Lauzier, Jeffrey Sternberg, William Lieberman and Gerry Weinstein to become our Board members as of the Effective Date.

None of the directors our Board nominated are currently members of the Board, and prior to the Settlement Agreement did not hold any position with us and had not been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of our knowledge, none of the appointees have ever been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor has ever been a party to any judicial or administrative proceeding during the past five years, except for matters that were dismissed without sanction or settlement, that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

The Board of Directors is comprised of only one class. All of the directors will serve until the next annual meeting of shareholders and until their successors are elected and qualified, or until their earlier death, retirement, resignation or removal.  Officers are elected annually by the Board of Directors (subject to the terms of any employment agreement), at its annual meeting, to hold such office until an officer’s successor has been duly appointed and qualified, unless an officer sooner dies, resigns or is removed by the Board. There are no family relationships among directors and executive officers. Also provided herein are brief descriptions of the business experience of each director and executive officer during the past five years and an indication of directorships held by each director in other companies subject to the reporting requirements under the Federal securities laws.

Officers and Directors prior to the Settlement Agreement

Name	Age	Position with Company
Yossi Attia	48	Director, Chief Executive Officer, Principal Financial Officer and President

Stewart Reich	66	Director and Audit and Compensation Committees Chairman

Gerald Schaffer	86	Director and Audit and Compensation Committee’s member

Alison M. Moses	43	Secretary (*)

Yossi Attia has been self employed as a real estate developer since 2000. Mr. Attia was appointed to the Board of Directors (“Board”) on February 1, 2005, as CEO of ERC on June 15, 2006 and as the CEO and President of the Company on August 14, 2006. Prior to entering into the real estate development industry, Mr. Attia served as the Senior Vice President of Investments of Interfirst Capital from 1996 to 2000. From 1994 through 1996, Mr. Attia was a Senior Vice President of Investments with Sutro & Co. and from 1992 through 1994. Mr. Attia served as the Vice President of Investments of Prudential Securities. Mr. Attia received a Bachelor of Arts (“BA”) in economics and marketing from Haifa University in 1987 and a Masters of Business Administration (“MBA”) from Pepperdine University in 1995. Mr. Attia held Series 7 and 63 securities licenses from 1991 until 2002. Effective March 21, 2005, Mr. Attia was appointed as a member of the Audit Committee and the Compensation Committee. In June 2006, Mr. Attia was appointed as the CEO of ERC. Upon his appointment as the CEO of ERC, Mr. Attia was not considered an independent Director. Consequently, Mr. Attia resigned from all committees. In August 2006, Mr. Attia was appointed as the CEO and President of the Company. Upon closing the acquisition of AGL Mr. Attia was appointed as the CEO of AGL. Mr. Yossi Attia serves as chairmen of the board of AGL.

Stewart Reich, was Chairman of the Board since June 2004 until August 2008, was CEO and President of Golden Telecom Inc., Russia’s largest alternative voice and data service provider as well as its largest ISP, since 1997. In September 1992, Mr. Reich was employed as Chief Financial Officer (“CFO”) at UTEL (Ukraine Telecommunications), of which he was appointed President in November 1992. Prior to that, Mr. Reich held various positions at a number of subsidiaries of AT&T Corp. Mr. Reich have been a Director of the Company since 2002. Mr. Reich is head of the Audit and the Compensation Committees.

Gerald Schaffer was unanimously appointed to the Board of Directors of the Company on June 22, 2006, as well as a member of the Audit and Compensation Committees. Mr. Schaffer has been extensively active in corporate, community, public, and government affairs for many years, having served on numerous governmental boards and authorities, as well as public service agencies, including his current twenty-one year membership on the Board of Directors for the American Lung Association of Nevada. Additionally, Mr. Schaffer is a past member of the Clark County Comprehensive Plan Steering Committee, as well as a former Commissioner for Public Housing on the Clark County Housing Authority. For many years he served as a Planning Commissioner for the Clark County Planning Commission, which included the sprawling Las Vegas Strip. His tenure on these various governmental entities was enhanced by his extensive knowledge of the federal government. Mr. Schaffer is Chairman Emeritus of the Windsor Group and a founding member of both Windsor and its affiliate - Gold Eagle Gaming. Over the years the principals of Windsor have developed shopping and marketing centers, office complexes, hotel/casinos, apartments, residential units and a wide variety of large land parcels. Mr. Schaffer continues to have an active daily role in many of these subsidiary interests. He is also President of the Barclay Corporation, a professional consulting service, as well as the Barclay Development Corporation, dealing primarily in commercial land acquisitions and sales. Mr. Schaffer resides in Nevada and oversees the Company’s interest in the Verge project, specifically with compliance and obtaining governmental licensing.

Alison M. Moses has over 15 years of senior level paralegal experience with significant experience in corporate, finance and bankruptcy transactions and additional expertise with filings related to the Securities and Exchange Commission Blue Sky and state, county and local licensing and compliance regulatory agencies.  Ms. Moses began her career at Countrywide Home Loans as a Senior Licensing Administrator in March 1992 where she remained until April of 1997.  From April 1997 through July 2000, Ms. Moses worked for IndyMac Bancorp, Inc. holding the positions of Senior Licensing Paralegal and Corporate, Business & Finance Paralegal.  From July 2000 until January 2002 Ms. Moses remained at Morgan, Lewis & Bockius LLP in the position of Corporate, Business & Finance Paralegal.  In July 2002, Ms. Moses became Professional Legal Assistant at the law firm of O’Melveny & Myers LLP, where she worked until August of 2005.  From August 2005 through March 2006, Ms. Moses was employed at Jones Day as a Senior Corporate Paralegal and from the years March 2006 until September 2008 she held the title of Senior Corporate Paralegal at the firm of Heller Ehrman LLP.  In September 2008, Ms. Moses accepted a position as Senior Corporate Paralegal at the law firm of Paul, Hastings, Janofsky & Walker LLP where she remained until moving onto to the Law Offices of Robert M. Yaspan as a Senior Corporate & Bankruptcy Paralegal, where she is currently employed.

*) – will resign with the current board members.

Officer and Directors and Director Nominees after the Effective Date

Name	Age	Position
William Lieberman	34	Director

Andre Lauzier	44	Director

Jeffrey Sternberg	64	Director

Gerry Weinstein	65	Director

William Lieberman Mr. Lieberman is the former President of Trilliant Exploration Corp., a gold mining operation with assets in southern Ecuador and nearly 200 employees in full scale mining production with reserves of nearly 1.2 million oz. Since 2008 He worked closely and was intimately involved in all stages of financing and development of Trilliant Exploration and his efforts resulted in the closing of nearly $3 MM venture capital and private equity investment. Beginning in 2005, Mr. Lieberman served as Vice President of Resource Polymers, Inc of Toronto, Canada. Mr. Lieberman holds a Masters in Business Administration (MBA) from Hult International Business School, and a Bachelor of Arts in Political Science from the University of Western Ontario. He is fluent in Spanish and has worked in Ecuador, Costa Rica, The Bahamas, Germany, the Czech Republic, Romania and Mexico as a former international journalist.

Andre Lauzier He has been in the property industry for the past nine years and prior to that has held numerous marketing positions in the automotive sector. Mr. Lauzier is fluent in English, French and Spanish and is an active member of local industry organizations. He also dedicates a portion of his time to various community and charitable causes as well as those involving community youth. Mr. Lauzier has been in the property industry for the past nine years and prior to that has held numerous marketing positions in the automotive sector. Mr. Lauzier is fluent in English, French and Spanish and is an active member of local industry organizations. He also dedicates a portion of his time to various community and charitable causes as well as those involving community youth.

Jeffrey Sternberg currently is on the board of Trilliant Exploration – TTXP and has significant experience in serving on public company boards. Mr. Sternberg has served on the boards of several public companies over the past five years that include board positions on a US public gaming company and a TSX Venture listed gold company within the past two years. From 2004 to 2006, he served as the president of Advantage Capital Development Corporation, a small business development company, where he was responsible primarily for eliminating debt of client companies and managing that company's general operations. Since 2007, Mr. Sternberg has served as an operations manager for Trafalgar Capital.

Gerry Weinstein has been in the automotive industry for over a decade with executive positions for both domestic and import manufacturers. Prior to that Mr. Weinstein held executive management positions in the industrial and textile industry for nearly 20 years.

CORPORATE GOVERNANCE

Committees

Audit Committee

The Audit Committee of the Board reviews the internal accounting procedures of the Company and consults with and reviews the services provided by our independent accountants. The Audit Committee consists of Gerald Schaffer, Stewart Reich is independent members of the Board. The Audit Committee held 4 meetings in 2009.

The audit committee has reviewed and discussed the audited financial statements with management; the audit committee has discussed with the independent auditors the matters required to be discussed by the statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1, AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T; and the audit committee has received the written disclosures and the letter from the independent accountants required by Independence Standards Board Standard No. 1 (Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees), as adopted by the Public Company.

Compensation Committee

The Compensation Committee of the Board performs the following: i) reviews and recommends to the Board the compensation and benefits of our executive officers; ii) administers the stock option plans and employee stock purchase plan; and iii) establishes and reviews general policies relating to compensation and employee benefits. The Compensation Committee consisted of Messrs Reich, Schaffer. No interlocking relationships exist between the Board or Compensation Committee and the Board or Compensation Committee of any other company. During the past fiscal year the Compensation Committee met 4 times.  .

CODE OF ETHICS

The Company has adopted its Code of Ethics and Business Conduct for Officers, Directors and Employees that applies to all of the officers, Directors and employees of the Company, which is currently not available on the Company’s website.  A copy of the Company’s Code of Ethics may be obtained from the Company, free of charge, upon written request to the Company Secretary.

 COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS
The following table sets forth the cash compensation (including cash bonuses) paid or accrued and equity awards granted by us for years ended December 31, 2009 and 2008 to the Company’s CEO and our most highly compensated officers other than the CEO at December 31, 2009 and 2008 whose total compensation exceeded $100,000.

SUMMARY COMPENSATION TABLE

Name & Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards($)	Option Awards ($)	All Other Compensation ($)	Total ($)
Yossi Attia	2009	$240,000	$120,000	$—	$—	—	$360,000
	2008	240,000	120,000	—	—	—	$360,000
Robin Gorelick	2009	77,000	—	—	—	—	$77,000
	2008	$168,000	—	24,048	—	—	$192,048

OUTSTANDING EQUITY AWARDS

Option Awards							Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)		Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Yossi Attia (1)	1,000	(2)	—	—	$3.40	03/12/2011	--	(3)	$--	(3)	—	—

(1)	Mr. Attia was appointed as Chief Executive Officer of the Company on August 14, 2006.

(2)
On March 22, 2005, the Company granted 1,000 options to Yossi Attia. The stock options granted vest at the rate of 250 options on each September 22 of 2005, 2006, 2007 and 2008, respectively. The exercise price of the options ($3.40) is equal to the market price on the date the options were granted.

(3)
In accordance with Mr. Attia’s employment agreement, Mr. Attia was entitled to receive 111,458 shares of common stock for the first year. No shares have been issued and Mr. Attia has waived his right to these shares.

Except as set forth above, no other named executive officer has received an equity award.

DIRECTOR COMPENSATION

The following table sets forth with respect to the named Director, compensation information inclusive of equity awards and payments made in the year end December 31, 2009.

Name	Fees Earned or Paid in Cash		Fees Earned or Accrued but not Paid in Cash
Stewart Reich	$	---	$57,504

Gerald Schaffer		---	50,004

Total	$	---	$107,508

OPTIONS/SAR GRANTS IN LAST FISCAL YEAR

There were no other grants of Stock Options/SAR made during the fiscal year ended December 31, 2009.

AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND YEAR-END OPTION/SAR VALUES

Name	Shares acquired on exercise (#)	Value realized ($)	Number of securities underlying unexercised options/SARs at FY-end (#) Exercisable/ Unexercisable	Value of the unexercised in the money options/SARs at FY-end ($)* Exercisable/ Unexercisable
Yossi Attia, CEO, Director	None	None	1,000	$0.00

* Fair market value of underlying securities (calculated by subtracting the exercise price of the options from the closing price of the Company’s common stock quoted on the OTC as of December 31, 2009, which was about $0.023 per share. None of Mr. Attia’s options are presently in the money.

EMPLOYMENT AND MANAGEMENT AGREEMENTS

Effective July 1, 2006, the Company entered into a five-year employment agreement with Yossi Attia as the President and provides for annual compensation in the amount of $240,000, an annual bonus not less than $120,000 per year, and an annual car allowance. On August 14, 2006, the Company amended the agreement to provide that Mr. Attia shall serve as the Chief Executive Officer of the Company for a term of two years commencing August 14, 2006 and granting annual compensation of $250,000 to be paid in the form of Company shares of common stock. The number of shares to be received by Mr. Attia is calculated based on the average closing price 10 days prior to the commencement of each employment year. Mr. Attia has waived his rights to these shares. Upon the effective date and the resignation of Mr. Attia, his employment agreement will be terminated.

The Company has no pension or profit sharing plan or other contingent forms of remuneration with any officer, Director, employee or consultant, although bonuses are paid to some individuals.

DIRECTOR COMPENSATION

Before June 11, 2006, Directors who are also officers of the Company were not separately compensated for their services as a Director. Directors who were not officers received cash compensation for their services: $2,000 at the time of agreeing to become a Director; $2,000 for each Board Meeting attended either in person or by telephone; and $1,000 for each Audit and Compensation Committee Meeting attended either in person or by telephone. Non-employee Directors were reimbursed for their expenses incurred in connection with attending meetings of the Board or any committee on which they served and were eligible to receive awards under the Company’s 2004 Incentive Plan. The Board has approved the modification of Directors’ compensation on its special meeting held on June 11, 2006. Directors who are also officers of the Company are not separately compensated for their services as a Director. Directors who are not officers receive cash compensation for their services as follows: $40,000 per year and an additional $5,000 if they sit on a committee and an additional $5,000 if they sit as the head of such committee. Non-employee directors are reimbursed for their expenses incurred in connection with attending meetings of the Board or any committee on which they serve and are eligible to receive awards under our 2004 Incentive Plan. During 2008 the Board modified its member’s compensation to include only compensation only to committee’s member that was appointed by the prior board, as following: each member: $4,167 per month and chairman $4,792 per month.

STOCK OPTION PLAN

2004 Incentive Plan

a) Stock option plans

In 2004, the Board of Directors established the “2004 Incentive Plan” (“the Plan”), with an aggregate of 800,000 shares of common stock authorized for issuance under the Plan. The Plan was approved by the Company’s Annual Meeting of Stockholders in May 2004. In 2005, the Plan was adjusted to increase the number of shares of common stock issuable under such plan from 800,000 shares to 1,200,000 shares. The adjustment was approved at the Company’s Annual Meeting of Stockholders in June 2005. The Plan provides that incentive and nonqualified options may be granted to key employees, officers, directors and consultants of the Company for the purpose of providing an incentive to those persons. The Plan may be administered by either the Board of Directors or a committee of two directors appointed by the Board of Directors (the “Committee”). The Board of Directors or Committee determines, among other things, the persons to whom stock options are granted, the number of shares subject to each option, the date or dates upon which each option may be exercised and the exercise price per share. Options granted under the Plan are generally exercisable for a period of up to ten years from the date of grant. Incentive options granted to stockholders that hold in excess of 10% of the total combined voting power or value of all classes of stock of the Company must have an exercise price of not less than 110% of the fair market value of the underlying stock on the date of the grant. The Company will not grant a nonqualified option with an exercise price less than 85% of the fair market value of the underlying common stock on the date of the grant.

The Company has granted the following options under the Plan:

On April 26, 2004, the Company granted 125,000 options to its Chief Executive Officer, an aggregate of 195,000 options to five employees and an aggregate of 45,000 options to two consultants of the Company (which do not qualify as employees). The stock options granted to the Chief Executive Officer vest at the rate of 31,250 options on November 1, 2004, October 1, 2005, October 1, 2006 and October 1, 2007. The stock options granted to the other employees and consultants vest at the rate of 80,000 options on November 1, 2004, October 1, 2005 and October 1, 2006. The exercise price of the options ($4.78) was equal to the market price on the date of grant. The options granted to the Chief Executive Officer were forfeited/ cancelled in August 2006 due to the termination of his employment. Of the 195,000 options originally granted to employees, 60,000 options were forfeited or cancelled during 2005, while the remaining 135,000 options were forfeited or cancelled in August 2006 due to termination of the five employee contracts. 15,000 options granted to one of the consultants were also forfeited or cancelled in April 2006 due to the termination of the consultant’s contract.

Through December 31, 2005, the Company did not recognize compensation expense under APB 25 for the options granted to the Chief Executive Officer and the five employees as the options had a zero intrinsic value at the date of grant. The adoption of SFAS 123R on January 1, 2006 resulted in a compensation charge of $36,817 and $21,241 for the years ended December 31, 2007 and 2006, respectively.

In accordance with SFAS 123, as amended by SFAS 123R, and EITF Issue No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services”, the Company computed total compensation charges of $162,000 for the grants made to the two consultants. Such compensation charges are recognized over the vesting period of three years. Compensation expense for the year ended December 31, 2006 was $9,921.

On March 22, 2005, the Company granted an aggregate of 200,000 options to two of the Company’s Directors. These stock options vest at the rate of 50,000 options on each September 22 of 2005, 2006, 2007 and 2008, respectively. The exercise price of the options ($3.40) was equal to the market price on the date the options were granted. Through December 31, 2005, the Company did not recognize compensation expense under APB 25 as the options had a zero intrinsic value at the date of grant. The adoption of SFAS 123R on January 1, 2006 resulted in a compensation charge of $36,817 and $128,284 for the years ended December 31, 2007 and 2006, respectively. One of the directors was elected as Chief Executive Officer from August 14, 2006.

On June 2, 2005, the Company granted 100,000 options to a director of the Company, which vests at the rate of 25,000 options on December 2 of 2005, 2006, 2007, and 2008, respectively. Through December 31, 2005, the Company did not recognize compensation expense under APB 25 as the options had a zero intrinsic value at the date of grant. The adoption of SFAS 123R on January 1, 2006 resulted in a compensation charge of $89,346 for the year ended December 31, 2006. On November 13, 2006, the Director filed his resignation. His options were vested unexercised in February 2007.

(b) Other Options

On October 13, 2003, the Company granted two Directors 100,000 options each, at an exercise price (equal to the market price on that day) of $4.21 per share, with 25,000 options vesting on each April 13, 2004, 2005, 2006 and 2007. There were 100,000 options outstanding as of December 31, 2006. The adoption of SFAS 123R on January 1, 2006 resulted in a compensation charge of $6,599 and $31,824 during the years ended December 31, 2007 and 2006, respectively.

As of December 31, 2009, there were 330,000 options outstanding with a weighted average exercise price of $3.77.

No options were exercised during the year ended December 31, 2009 and the year ended December 31, 2008.

The following table summarizes information about shares subject to outstanding options as of December 31, 2009, which was issued to current or former employees, consultants or directors pursuant to the 2004 Incentive Plan and grants to Directors:

	Options Outstanding		Options Exercisable
Number Outstanding	Range of Exercise Prices	Weighted- Average Exercise Price	Weighted- Average Remaining Life in Years	Number Exercisable	Weighted- Average Exercise Price
100,000	$4.21	$4.21	1.79	100,000	$4.21
30,000	$4.78	$4.78	2.32	30,000	$4.78
200,000	$3.40	$3.40	3.31	150,000	$3.40

330,000	$3.40-$4.78	$3.77	2.66	280,000	$3.84

(c) Warrants

On June 7, 2005, the Company granted 100,000 warrants to a consulting company as compensation for investor relations services at exercise prices as follows: 40,000 warrants at $3.50 per share, 20,000 warrants at $4.25 per share, 20,000 warrants at $4.75 per share and 20,000 warrants at $5 per share. The warrants have a term of five years and increments vest proportionately at a rate of a total 8,333 warrants per month over a one year period. The warrants are being expensed over the performance period of one year. In February 2006, the Company terminated its contract with the consultant company providing investor relation services. The warrants granted under the contract were reduced time-proportionally to 83,330, based on the time in service by the consultant company.

As part of some Private Placement Memorandums the Company issued warrants that can be summarized in the following table:

Name	Date	Terms	No. of Warrants	Exercise Price
Party 1	3/30/2008	2 years from Issuing	200,000	$1.50
Party 1	3/30/2008	2 years from Issuing	200,000	$2.00
Party 2	6/05/2008	2 years from Issuing	300,000	$1.50
Party 3	6/30/2008	2 years from Issuing	200,000	$1,50
Party 4	9/5/2008	2 years from Issuing	200,000	$1.50

Cashless Warrants:

On September 5, 2008 the Company entered a short term loan memorandum, with Mehmet Haluk Undes a third party, for a short term loan (“bridge”) of up to $275,000 to bridge the drilling program of the Company. As a consideration for said facility, the Company grants the investor with 100% cashless warrants coverage for two years at exercise price of 1.50 per share. The investor made a loan of $220,000 to the company on September 15, 2008 (where said funds were wired to the company drilling contractor), that was paid in full on October 8, 2008. Accordingly the investor is entitled to 200,000 cashless warrants as from September 15, 2008 at exercise price of $1.50 for a period of 2 years. The Company contests the validity of said warrants.

(d) Shares

On May 6, 2008 the Company issued 500,000 shares of its common stock, $0.001 par value per share, to Stephen Martin Durante in accordance with the instructions provided by the Company pursuant to the 2004 Employee Stock Incentive Plan registered on Form S-8 Registration

On June 11, 2008, the Company entered into a Services Agreement with Mehmet Haluk Undes (the “Undes Services Agreement”) pursuant to which the Company engaged Mr. Undes for purposes of assisting the Company in identifying, evaluating and structuring mergers, consolidations, acquisitions, joint ventures and strategic alliances in Southeast Europe, Middle East and the Turkic Republics of Central Asia. Pursuant to the Undes Services Agreement, Mr. Undes has agreed to provide us services related to the identification, evaluation, structuring, negotiating and closing of business acquisitions, identification of strategic partners as well as the provision of legal services. The term of the agreement is for five years and the Company has agreed to issue Mr. Undes 525,000 shares of common stock that shall be registered on a Form S8 no later than July 1, 2008.

On August 13, 2008, the Company issued 16,032 shares of its common stock, $0.001 par value per share, to Robin Ann Gorelick, the Company Secretary, in accordance with the instructions provided by the Company pursuant to the 2004 Employee Stock Incentive Plan registered on Form S-8 Registration

Following the above securities issuance, the 2004 Plan was closed, and no more securities can be issued under this plan.

2008 Stock Incentive Plan:

On July 28, 2008 - the Company held a special meeting of the shareholders for four initiatives, consisting of approval of a new board of directors, approval of the conversion of preferred shares to common shares, an increase in the authorized shares and a stock incentive plan. All initiatives were approved by the majority of shareholders.  The 2008 Employee Stock Incentive Plan (the “2008 Incentive Plan”) authorized the board to issue up to 50,000 shares of Common Stock under the plan.

On August 23 the Company issued 1,000 shares of its common stock 0.001 par value per share, to Robert M. Yaspan, the Company lawyer, in accordance with the instructions provided by the Company pursuant to the 2008 Employee Stock Incentive Plan registered on Form S-8 Registration.

On November 4, 2008, the Company issued 2,540 shares of its common stock 0.001 par value per share, to one consultant (2,000 shares) and two employees (540 shares), in accordance with the instructions provided by the Company pursuant to the 2008 Employee Stock Incentive Plan registered on Form S-8 Registration.

On July 23, 2009 - , the Company issued 46,460 shares of its common stock 0.001 par value per share, to Stephen M. Fleming, the Company’s securities counsel pursuant to the 2008 Employee Stock Incentive Plan.

Following the above securities issuance, the 2008 Plan was closed, and no more securities can be issued under this plan.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires the Company’s Directors and executive officers, and persons who own more than 10 percent of the Company’s common stock, to file with the SEC the initial reports of ownership and reports of changes in ownership of common stock. Officers, Directors and greater than 10 percent stockholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.

Specific due dates for such reports have been established by the SEC and the Company is required to disclose in this Proxy Statement any failure to file reports by such dates during fiscal 2007. Based solely on its review of the copies of such reports received by it, or written representations from certain reporting persons that no Forms 5 were required for such persons, the Company believes that during the fiscal year ended December 31, 2009, there was no failure to comply with Section 16(a) filing requirements applicable to its officers, Directors and ten percent stockholders.

WHERE YOU CAN FIND MORE INFORMATION

We file reports with the SEC.  These reports, including annual reports, quarterly reports as well as other information we are required to file pursuant to securities laws.  You may read and copy materials we file with the SEC at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549.  You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14F-1 to be signed on its behalf by the undersigned hereunto duly authorized.

Yasheng Eco-Trade Corporation

By:	/s/ Yossi Attia
Name:	Yossi Attia
Title:	Chief Executive Officer, Principal Financial Officer and Director

Dated: June 1, 2010